AQUA POWER SYSTEMS, INC.

2180 Park Ave North, Unit 200

Winter Park, Florida 32789

May 3, 2024

VIA EDGAR

Claudia Rios

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aqua Power Systems, Inc. Request for Withdrawal Pursuant to Rule 477 of Offering Statement on Form 1-A Originally Filed August 17, 2023 Commission File No. 024-12317

Dear Ms. Rios:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Aqua Power Systems, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Offering Statement on Form 1-A (File No. 024-12317), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Offering Statement has not been declared qualified and no securities covered by the Offering Statement have been sold. The Company has decided not to pursue the qualification due to significant changes in the business prospects of the Company that have rendered moot the business purposes of the Offering Statement.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Robert Morris
Robert Morris President